UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

Cerus Corporation

(Exact Name of Registrant as Specified in Charter)

Delaware	000-21937	68-0262011
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

2550 Stanwell Drive, Concord, CA		94520
(Address of Principal Executive Offices)		(Zip Code)

Chrystal N. Menard                      (925) 288-6000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Cerus is providing a Conflict Minerals Report, which is attached hereto as Exhibit 1.02 and is publicly available at: http://www.cerus.com/Investors/Corporate-Governance/default.aspx.

Item 1.02 Exhibit

A copy of Cerus’ Conflict Minerals Report is provided as Exhibit 1.02 hereto and is publicly available at: http://www.cerus.com/Investors/Corporate-Governance/default.aspx.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Cerus Corporation
(Registrant)

By:	/s/ Chrystal N. Menard
Chrystal N. Menard
Chief Legal Officer

Date: June 2, 2014

EXHIBIT INDEX

Exhibit Number	Description

1.02	Conflict Minerals Report for the reporting period January 1 to December 31, 2013.